

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2016

Via E-mail
John Forney
Chief Executive Officer
United Insurance Holdings Corporation
800 2nd Avenue S.
St. Petersburg, Florida 33701

> **Re: United Insurance Holdings Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 5, 2016**
> **File No. 001-35761**

Dear Mr. Forney:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Shares of UIHC commons stock to be beneficially owned by Mr. Peed…, page 23

1.   Please expand your disclosure to describe briefly the "other rights" under the stockholder agreement which may give the Peed stockholder significant ability to influence the direction of UIHC.

Background of the Mergers, page 40

2.   Please revise the disclosure concerning the August 27, 2015 introductory meeting to indicate which party initiated contact or otherwise explain how the parties came into contact.

3.   For the October 28, 2015 meeting, please identify the members of UIHC and AmCo management who were present at the meeting. Please make conforming changes throughout the Background to the Mergers section wherever you discuss meetings involving individuals at UIHC, AmCo, AmRisc and/or BB&T Insurance.

4.   With respect to the November 5, 2015 entries, please revise your disclosure to describe each of the "various financial measures" related to the AmCo proposal that Raymond James presented to the UIHC board. Explain how these financial measures compared to the 57.2% ownership percentage proposed by RDX on October 8, 2015 and the "much lower" level that Raymond James conveyed to TigerRisk on November 5.

5.   Please revise to discuss in greater detail the financial analyses of the merger that your financial advisor presented to the board on February 17, 2016, April 27, 2016 and August 10, 2016.

6.   Please expand your discussion of the March 17 and 18, 2016 meetings to describe the discussions regarding Mr. Peed's potential role with the combined company.

7.   Please revise to describe the potential terms of the proposed merger that the sides discussed during the March 29, 2016 conference call. Discuss whether any of merger terms were negotiated. Similarly discuss the negotiations that took place "over the course of April."

8.   Please describe the discussion regarding the relationship between American Coastal and AmRisc which took place during the April 15, 2016 meeting.

9.   Please revise to describe the material terms of the May 6, 2016 draft merger agreement and draft stockholders agreements, highlighting any terms that differed materially from the final executed agreements. If material terms were added to later drafts, please revise to disclose accordingly.

10.   Please describe the "certain issues in the MGA and other contracts" that were addressed in the June 14, 2016 draft letter agreement and the negotiations that took place throughout June.

Selected Companies Analysis, page 53

11.   Please revise to explain the criteria used to identify the 11 companies and tell us whether any companies meeting that criteria were excluded from the analysis and, if so, the reasons for making such exclusions.

Business of AmCo, page 91

12.   In light of your disclosures here and on page 28 highlighting AmCo's reliance on AmRisc to operate its business, please revise to provide a detailed discussion of the Amended and Restated Managing Agency Contract and other material agreements that AmCo has with AmRisc, Peed Management and other affiliates. Also disclose whether AmRisc provides its management agency services exclusively to AmCo or whether it does so for other insurers.

Products and Distribution, page 93

13.   We note your disclosure that commercial residential policies and "related coverage" account for the vast majority of the business that AmCo writes. Please revise your disclosure to identify the related coverage or coverages that AmCo writes and, if applicable, indicate whether such coverage is a material source of revenue to the business. Also, please discuss in greater detail the product and geographic diversification that you reference in this section.

14.   Please revise to discuss how AmRisc sells policies on AmCo's behalf. In this regard, please discuss whether AmRisk sells through dedicated or independent agents and the scale of its sales network.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Vanessa Robertson at (202) 551-3649 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        Scott R. Williams, Esq.
        Sidley Austin LLP